2Q 2008 Performance

July 11, 2008

1 2Q '08 Operating Performance

2 Activity & Accomplishment

3 Steel Industry Environment

4 2008 Business Plan

Figures provided in this presentation are based on unaudited financial statements of the Company.
Certain contents in this presentation are subject to change during the course of auditing process.

Production/Sales

GLOBAL POSCO WAY

❑ **Production/sales continue to increase due to renovations & improved productivity**

- **Production: carbon steel +146Kt, stainless +66Kt**
  - ☞ Major renovation in 1Q: Pohang #2 dephosophrizer (Mar.10~Apr.4, +1.08Mt/yr)
- **FP sales: export to emerging markets increased**
  - ☞ Export by region: India, Mid.East & etc 24%, China 23%, SE Asia 21%, Japan 20%, US & EU 12%

(in thousand tons)

	2007 2Q	2008 1Q	2008 2Q	YoY	QoQ
Crude Steel	7,817	8,217	8,429	7.8%	2.6%
Finished Products	7,611	7,962	8,113	6.6%	1.9%
FP Sales	7,549	7,934	8,018	6.2%	1.1%
Domestic	5,221	5,662	5,625	7.7%	△0.7%
Exports (%)	2,328 (30.8%)	2,272 (28.6%)	2,393 (29.8%)	2.8% -	5.3% -
FP Inventory	761	815	856	12.5%	5.0%

Sales by Products

GLOBAL POSCO WAY

- ❑ **Plate sales up as 'heavy thick plate' facility operates** (total plate capacity: 4.7Mt/yr)
- ❑ **Strategic product sales continue to grow**

Sales of Strategic Products

(in thousand tons)	'07.2Q	3Q	4Q	'08.1Q	2Q
Strategic Product	4,529	4,558	4,209	4,589	4,832
Automotive Steel	1,490	1,537	1,304	1,580	1,613
High-function HR	541	552	565	556	615

(in thousand tons)

	2007 2Q	2008 1Q	2008 2Q	YoY	QoQ
Hot Rolled	1,991	2,159	2,069	3.9%	△4.2%
Plate	995	1,094	1,160	16.6%	6.0%
Wire Rod	531	484	507	△4.5%	4.8%
Cold Rolled	3,024	3,338	3,334	10.3%	△0.1%
Elec. Steel	238	242	243	2.1%	0.4%
S T S	436	342	404	△7.3%	18.1%
Others	334	275	301	△9.9%	9.5%
Total	7,549	7,934	8,018	6.2%	1.1%

* Maintenance in 2Q : Pohang #1 HR (May.23~29), Gwangyang #1 HR (Jun.20~27), Gwangyang #4 CGL (Jun.9~18)

Income Summary

GLOBAL POSCO WAY

❑ **Revenue & op. income up due to strong carbon steel market & recovery in STS**

- **Carbon steel price increase**(Apr.'08, in thousand KRW): **HR, CR, Plate 120, Elec. steel 200, etc.**
- **STS price increase**(Apr.'08, in thousand KRW): **300-series 400, 400-series 350**

STS Price Trend

	'07.2Q	3Q	4Q	'08.1Q	2Q
Nickel (LME,U$/t)	48,055	30,205	29,218	28,957	25,682
STS (300-s, thou.KRW/t)	4,828	4,294	3,888	3,716	4,169

(in billion KRW)

	2007 2Q	2008 1Q	2008 2Q	YoY	QoQ
Revenue	5,815	6,066	7,458	28.3%	22.9%
CoGs	4,245	4,506	5,202	22.5%	15.4%
Operating Income	1,247	1,274	1,885	51.2%	48.0%
Op Margin	(21.5%)	(21.0%)	(25.3%)	-	-
Net Income	1,113	1,031	1,491	34.0%	44.6%

Summarized Income Statement (POSCO)

GLOBAL POSCO WAY

(in billion KRW)

	2007 2Q	2008 1Q	2008 2Q	QoQ
Revenue	5,815	6,066	7,458	22.9%
Gross income (Gross Margin)	1,570 (27.0%)	1,560 (25.7%)	2,256 (30.2%)	44.6% -
S G & A	323	287	371	29.3%
Operating Income (OP Margin)	1,247 (21.5%)	1,274 (21.0%)	1,885 (25.3%)	48.0% -
Non-op income (expense)	221	66	73	10.6%
Interest income	△1	13	13	-
Dividend income	11	55	14	△74.5%
Equity method gain	188	140	120	△14.3%
FX related gain	50	△184	△27	-
other	△27	42	△47	-
Net Income (Profit Margin)	1,113 (19.1%)	1,031 (17.0%)	1,491 (20.0%)	44.6% -

* 2008 2Q equity method gain (KRW 120.1bn) : Domestic 55.2 (Posco E&C 32.5, POSCO SS 34.0, etc.)
Overseas 64.9 (Zhangjiagang 11.1, KOBRASCO 13.3, etc.)

Financial Structure

GLOBAL POSCO WAY

❑ Asset up due to more investments & increase in inventory (raw material, etc.)

- Key investments: Pohang new steelmaking, Gwangyang plate, Mexico CGL, Vietnam CR

(in billion KRW)

	2007 2Q	2008 1Q	2008 2Q	YoY	QoQ
Assets	28,686	30,442	33,114	15.4%	8.8%
Current Assets	8,204	9,013	10,983	33.9%	21.9%
Non-current Assets	20,482	21,429	22,131	8.1%	3.3%
Liabilities	5,594	5,828	6,820	21.9%	17.0%
Debt	2,809	2,984	2,956	5.2%	△0.9%
S/H Equity	23,092	24,614	26,294	13.9%	6.8%

* 2Q Major financial acitivities
  - Payment of corporate tax : KRW 463.4bn (Apr.30,'08)
  - Redemption of foreign short-term loan : USD 30mn

Summarized Balance Sheet (POSCO)

GLOBAL POSCO WAY

(in billion KRW)

	2007 2Q	2008 1Q	2008 2Q	QoQ
Current Assets	*8,204*	*9,013*	*10,983*	*21.9%*
Cash equivalent assets*	*2,950*	*3,722*	*3,536*	*△5.0%*
Notes Receivable	*1,939*	*2,050*	*2,420*	*18.0%*
Inventory	*3,164*	*3,065*	*4,852*	*58.3%*
Long-term Assets	*20,482*	*21,429*	*22,131*	*3.3%*
Investment securities	*7,392*	*7,923*	*8,481*	*7.0%*
Fixed assets	*12,710*	*13,175*	*13,358*	*1.4%*
Total Assets	*28,686*	*30,442*	*33,114*	*8.8%*
Liabilities	*5,594*	*5,828*	*6,820*	*17.0%*
Current liabilities	*2,083*	*2,751*	*3,684*	*33.9%*
Long-term liabilities	*3,511*	*3,077*	*3,136*	*1.9%*
Interest bearing debt	*2,809*	*2,984*	*2,956*	*△0.9%*
Equity	*23,092*	*24,614*	*26,294*	*6.8%*
Total Liab. & Equity	*28,686*	*30,442*	*33,114*	*8.8%*

* Cash equivalent assets : cash & cash equivalent, short-term financial instruments, trading securities

Financial Ratios



EBITDA & EBITDA Margin
(in billion won,%)
1,673
1,516
1,340
1,741
2,363
28.8
28.8
24.7
28.7
31.7
'07.2Q
3Q
4Q
'08.1Q
2Q



Return on Equity
(%)
18.7
17.3
15.9
16.8
19.9
'07.2Q
3Q
4Q
'08.1Q
2Q



Liabilities-to-Equity Ratio
(%)
24.2
24.0
24.4
23.7
25.9
'07.2Q
3Q
4Q
'08.1Q
2Q



Share Price & Market Cap.
(Quarter closing)
443,500
673,000
575,000
476,000
₩544,000
38.7
58.6
50.1
41.5
₩47.4tn
Foreign Ownership
57.9
53.5
48.9
47.0
46.1%
'07.2Q
3Q
4Q
'08.1Q
2Q

Consolidated Financial Summary

GLOBAL POSCO WAY

❑ Sales & profit up due to strong performance in steel and E&C sector

- Improved results from steel & related business. E&C begin major projects

No. Consolidated Subsidiaries

	'06/E	'07/E	'08.1Q	'08.2Q
Total	69	85	98	101
Domestic	23	26	31	33
Overseas	46	59	67	68

Consolidated Crude Steel Prodn. (Quarterly avg.)

(in thousand tons)	'06	'07	'08.2Q	'08(f)
POSCO	7,513	7,766	8,429	33,565
Zhangjiagang	58	195	188	796
POSCO SS	226	234	239	964

(in billion KRW)

		2007 2Q	2008 1Q	2008 2Q	YoY	QoQ
I/S	Sales	8,234	8,477	10,579	28.5%	24.8%
	OP Income (Margin)	1,417 (17.2%)	1,502 (17.7%)	2,142 (20.2%)	51.2% -	42.6% -
	Net Income	1,081	1,032	1,486	37.5%	44.0%
B/S	Asset	34,880	37,522	41,170	18.0%	9.7%
	Liability	11,118	12,271	14,116	27.0%	15.0%
	Equity	23,762	25,251	27,054	13.9%	7.1%

Consolidated Financial Summary

GLOBAL POSCO WAY

Income Summary by Sector

(in billion KRW)

		2007 2Q	2008 1Q	2008 2Q	QoQ
Sales	Steel	9,130	9,371	11,460	22.3%
	E & C	895	883	1,480	67.6%
	Energy	112	186	148	△20.4%
	IT & Others	113	113	153	35.4%
	Total	10,250	10,553	13,241	25.5%
	Consolidated	8,234	8,477	10,579	24.8%
OP Income	Steel	1,448	1,420	2,117	49.1%
	E & C	52	58	110	89.7%
	Energy	15	13	13	-
	IT & Others	0.3	5	8	60.0%
	Total	1,515	1,496	2,248	50.3%
	Consolidated	1,417	1,502	2,142	42.6%

Consolidated Financial Summary

GLOBAL POSCO WAY

Financial Structures by Sector

(in billion KRW)

	Asset		Liability		Equity	
	2008.1Q	2008.2Q	2008.1Q	2008.2Q	2008.1Q	2008.2Q
Steel	38,480	42,324	9,985	11,630	28,495	30,694
E & C	4,326	5,283	2,702	3,419	1,624	1,864
Energy	1,052	1,086	534	545	518	541
IT & Others	893	1,041	378	469	515	572
Total	44,751	49,734	13,599	16,063	31,152	33,671
Consolidated	37,522	41,170	12,271	14,116	25,251	27,054

Financial Ratios

(%)

	2007			2008	
	2Q	3Q	4Q	1Q	2Q
Sales Increase	6.4	△9.9	10.6	3.2	24.8
OP Income	17.2	15.1	12.8	17.7	20.2
ROE	17.7	16.5	15.0	16.4	19.3
Liab./Equity	46.8	46.8	44.4	48.6	52.2

Operating Performance of Listed Subsidiaries

POSCO C&C (Colored/Coated steel)

(bn KRW)	'07.2Q	3Q	4Q	'08.1Q	2Q
Sales	178.0	166.7	178.6	196.3	247.4
OP Income	2.6	4.4	4.9	9.4	26.1
Net Income	3.3	3.6	0.5	4.9	8.8



Share Price Trend
41,000won
27,500
24,000
24,400
22,200
Market Cap.
KRW 246.0bn
'07.6/E
9/E
12/E
'08.3/E
6/E

POSREC (Refractory)

(bn KRW)	'07.2Q	3Q	4Q	'08.1Q	2Q
Sales	67.8	74.0	80.0	81.0	105.3
OP Income	6.3	7.1	5.0	4.9	7.3
Net Income	5.2	5.7	3.5	3.8	6.2



47,300
41,600
40,400won
35,200
24,800
Market Cap.
KRW 238.6bn
'07.6/E
9/E
12/E
'08.3/E
6/E

Samjung P&A (Packaging/Processing)

(bn KRW)	'07.2Q	3Q	4Q	'08.1Q	2Q
Sales	70.5	62.8	67.1	70.8	101.7
OP Income	1.7	1.6	3.3	2.6	5.7
Net Income	3.8	1.9	2.1	0.4	1.7



Market Cap.
KRW 73.8bn
31,100
27,550
25,600
25,750
24,600won
'07.6/E
9/E
12/E
'08.3/E
6/E

POSDATA (IT)

(bn KRW)	'07.2Q	3Q	4Q	'08.1Q	2Q
Sales	76.3	78.4	129.5	71.6	100.4
OP Income	△0.5	2.7	5.5	△0.2	△2.8
Net Income	△1.3	1.8	4.0	△1.8	△4.4



Market Cap.
KRW 614.0bn
10,650
11,150
9,800
8,100
7,530won
'07.6/E
9/E
12/E
'08.3/E
6/E

1 2Q ’08 Operating Performance

2 Activity & Accomplishment

3 Steel Industry Environment

4 2008 Business Plan

Progress on Overseas Projects

GLOBAL POSCO WAY

❑ India Project: Approval in process for forest diversion & mining license

- **Supreme Court review forest diversion & dialog for relocation in process**
- **Recommendation to grant prospecting license for Kandahar Mine in process**
  - State government completed individual hearings for 207 applicants (May '08)
    - * Selection Criteria: investment size, financing & mine development ability, etc.

❑ Vietnam Project: feasibility study result submitted, gov't evaluation in progress

- **Discussions on issues (infra, etc.) with ministries to follow after gov't approval**

Major Progress

- Jun.'06 Vietnam gov't request construction of integrated steel mill
- May'07 MOU w/ Council of People's Commissars of Khanh Hoa
- Jul. '07 Completes preliminary study & result submitted
- Jan.'08 Vietnam gov't approval in principle on development of Van Phong area for POSCO's integrated mill project
- Jun.'08 Final feasibility study result submitted to government


CHINA
Sapa
Viet Tri
VPS
Ha Long Bay
VINAPIPE
LAOS
VIETNAM
Gulf of Tonkin
THAILAND
Van Phong (Integrated Mill)
Phy-my, Vung Tau (New CRM)
Ho Chi Minh City
POSVINA
POS-VHPC
Gulf of Thailand
China Sea

Progress on Overseas Projects

Vietnam CR Mill

- Overview
  - Period: Aug.'07 ~ Sept.'09 (26months)
  - Location: Phy-my #2Plant, Southern Vung-Tau
  - Product: CR 1.2Mt/yr (F/H 0.5, CR 0.7)
  - Construction progress: 55%(port 50%)
- Benefits
  - Complete Asia network connecting India & China, through early entrance in SEA market

Investment Status in Vietnam

	POSVINA	VINAPIPE	VPS	POS-VHPC
Founded	Apr.'92	May.'93	Jan.'94	Jun.'07
Capacity	40Kt	30Kt	200Kt	100Kt
Product	GI/Color	Pipe	Wire Rod, Beam	Processing
Equity	50%	10.6%	35%	80%
Location	Ho Chi Min City	Hai Phong City	Hai Phong City	Dong Nai Island

Mexico CGL

- Overview
  - Period: Sept.'07 ~ Jun.'09 (22months)
  - Location: Altamira Plant, East Mexico
  - Product: Galvanized zinc coated steel 400Kt/yr
  - Construction progress: 50%
- Benefits
  - Integrate supply chain (prod'n, processing, sales) in fast-growing N.Am auto market


UNITED STATES
Decatur
New Orleans
Mobile
MEXICO
Brownsville
Gulf of Mexico
Monterrey
Altamira
S.L.Potosi
Veracruz
Puebla
Manzanillo
Major auto factories
Processing centers
Ports

Investment for Stable Procurement for Raw Material

GLOBAL POSCO WAY

Agreement on Coal Mine Stake Acquisition

- Overview
  - Location: Macarthur Coal, Queensland, Aus.
  - Capacity: PCI coal 5.8Mt/yr
  - Procurement: 600Kt/yr
  - Stake: 10%, conditional*
    *POSCO BOD approval required
- Benefits
  - Improve self-sufficiency via stable supply
  - Growth potential with new coal development



Macarthur Coal Mine
INDONESIA
Timor Sea
Arafura Sea
DARWIN
PAPUA NEW GUINEA
Coral Sea
Indian Ocean
NORTHERN TERRITORY
AUSTRALIA
QUEENSLAND
South Pacific Ocean
WESTERN AUSTRALIA
SOUTH AUSTRALIA
BRISBANE
PERTH
NEW SOUTH WALES
SYDNEY
ADELAIDE
CANBERRA
AUSTRALIAN CAPITAL TERRITORY
VICTORIA
MELBOURNE
Tasman Sea
TASMANIA
HOBART

Stake Acquisition in Manganese Mine

- Overview
  - Location: Kalahari, Northern cape, South Africa
  - Capacity: Mn 1Mt/yr (production start in 2010)
  - Procurement: 130Kt, 25% of total yearly usage
    - ☛ Participate in Pallinghurst consortium, a global resource development consortium
- Benefits
  - Stable supply of Mn, a core raw material in steel making stage (for hardness and strength)



Kalahari Mn Mine
ZIMBABWE
MOZAMBIQUE
KALAHARI DESERT
BOTSWANA
NAMIBIA
PRETORIA
SWAZILAND
BLOEMFONTEIN
LESOTHO
Durban
SOUTH AFRICA
GREAT KAROO
South Atlantic Ocean
East London
CAPE TOWN
Port Elizabeth
Indian Ocean

Expansion · Upgrade Plans for Capacity Increase

GLOBAL POSCO WAY

Raw Material Treatment Facility Upgrades

- Overview
  - Pohang RM Port Oct.'09~ Mar.'16
    FP Port/RM Yard Jan.'09~Dec.'13
    Gwangyang: FP/RM Port Oct.'09~Dec.'11
  - Details: Pohang RM port extend & FP port remodel
    Gwangyang new RM port, FP port dredging
- Benefits
  - Treatment capacity increase in preparation of bigger shipment for more production

New Sinter · Coking Plant in Gwangyang

- Overview
  - Periods: #5 sinter Jan.'09 ~ Sept.'10 (21months)
    #5 cokes Jan.'09 ~ Dec.'11 (36months)
  - Details: Sinter(7Mt/yr), Cokes(2.3Mt/yr),
    raw material yard & treatment facility
- Benefits
  - Prepare pig iron production expansion from capacity expansion of blast furnace


Raw Material Port, Pohang


Sinter Plant, Gwangyang

FINEX® Operation Status & Plans

❑ Commercialization verified, technology application plan established

- Verified operation target by constant facility stabilization & operation tech. development

Operation Status


Target : 4,300 T/D (1.5 MT)
PRODUCTION (T/D)
COAL RATE (kg/THM)
4400
4100
3800
3500
3200
880
830
760
730
680
840
760
740
700
Prodn.
Coal Ratio
'07. 5/1
6/1
7/1
8/1
9/1
10/1
11/1
12/1
'08. 1/1
2/1
3/1
4/1
5/1
5/31
6/25

Technology Application Model by Development Stage

Strategic application of technology

- Purpose : to achieve strategic target (overseas production base expansion, etc.)
- Partner : POSCO Group & VAI cooperation
- Condition : secure optimum facility & technology

Active sales of technology

- Recover R&D cost & increase revenue from tech. sales
- Depending on region, enter solely or in coop with VAI
- Secure exclusive engineering right & operate tech. sales dept.

Secure Technology Leadership

GLOBAL POSCO WAY

Record productivity via tech. development

- Gwangyang #3BF: world record in pig iron productivity (14,350ton/day)
  - World record in productivity (22.97T/D/m^3) among large-scale BF(3,000m^3or more)
  - Help to achieve 6.5Mt auto steel production target in Gwangyang mill & allow stable supply of pig iron to new plate plant w/ improved productivity
- Gwangyang #1HR: lowest roll usage
  - Per-unit roll use: weight of roll worn off to produce 1ton of HR coil, smaller figure indicate saved cost and increased productivity
- Gwangyang #2HR: lowest roll mark defect rate
  - Reduced 50% in roll marks, scratch in HR coils caused from rollers



Tech. development for customer competitiveness

- Pohang #2EGL: developed core control tech. for anti-fingerprint electro-galvanized steel
  - Independent development of core technology for Korea's largest-scale steel used in LCDs
- Establish coating fluid analyze center for automotive steel quality improvement
  - Enable sophisticated-quality-management through reduced data feedback time

Expand Foundation for Strategic Product Leadership

GLOBAL POSCO WAY

Set Sales Base & Create New Demand

- Electrical steel product showroom
  - Overview
    - Attend annual China Elec. Biz Consortium
    - Explain features & quality of GO
  - Benefits
    - Increase sales in China, world's largest mkt.
- Apply high tensile steel to KAIST gym
  - Benefits
    - Marketing effect of high tensile steel & new operation technology
- Entrance to high tensile wide sheet market
  - Overview
    - Large-scale construction steel(dam wall, port,etc)
    - Begins application in HHI's Gun-san shipyard
  - Benefits
    - Expect demand from turnkey & gov't contracts w/ construction cost 30%, time 40% reduction

'Best Supplier Award' from GM

- Summary
  - Reduction in auto processing line by proposing new processing technology & supply of TWB*
  - Contribute in cost savings and auto weight reduction by supplying AHSS*

    * TWB: tailor welded blank

    AHSS: advanced high tensile strength steel

☛ Other Awards

- Best Supplier: Honda('03), VW('07), Suzuki('08)
- Quality Certification: Chrysler('06), Ford('07), etc.



KAIST Gym(Aug.'08 ~ Mar.'10)

Environment-friendly Renewable Energy Business

❑ Participate in GHG reduction through operation of solar panels

Climate Change Strategy

Reduce greenhouse gas
- Install renewable energy facility
- Develop innovative CO_2 reduction tech

Cooperate in climate change policy
- Attend IISI global steel sectoral approach
- Initiate Asia-Pacific partnership steel taskforce activity

Reduce societal GHG
- New recycle energy/CDM Biz.
- Supply energy-efficient steel
- Expand oceanic use of steel by-product

☛ Achieved world's best energy efficiency via constant investment in energy facility & plant renovation
- 2.6M TOE energy reduction during '99~'08 (Reduced 6.5Mt, CO_2 conversion)

- **Operation of Solar Energy Generator**
  - Overview
    - Facility: Pohang/Gwangyang 1MW each (2,500MWh/yr production)
    - Applied: warehouse roof in Pohang plate plant & Gwangyang #4 CR
  - Benefits
    - Reduction of greenhouse gas (1,600ton/yr)


Solar Energy Generator (Gwangyang)

Price Increase and Cost Reduction

GLOBAL POSCO WAY

Product Price Increase

- Background
  - Response to rising raw mat'l price & market distortion due to widen price gap

Price Trend

(in thousand KRW)



520
Before
850('08.7)
700('08.4)
580('08.2)
HR
665
920
785
665
Plate (for ship)
500
850
670
550
Wired rod
600
950
785
665
CR
680
1,050
885
745
CG
3,300
3,950
3,600
3,400
Electrical (GO)

※ 1st Increase: apply to production beginning on Feb.1 '08
2nd Increase: apply to production beginning on Apr.17 '08
3rd Increase: apply to orders beginning on Jul.1'08

Continuing Cost Savings

- '08 Target revised
  - KRW 750.6bn (Original) → 860.6 (Revised)

Cost Savings Result

(in billion KRW)

'08 Target	1H Result	Progress
860.6	*409.1*	*47.5%*

Result by Sectors

(in billion KRW)



Energy
22.3
Others
15.1
Maintenance
55.2
Raw Material
316.5

Key Management Activities (Subsidiaries)

GLOBAL POSCO WAY

Steel

- Secure AL-STS production tech. (POSCO C&C)
  - Used in muffler, solar panel, fuel cell, etc.
  - Trend in muffler material
    - GI → AL (now) → STS → AL-STS
    - * AL : Aluminum coated steel
    - AL-STS : Aluminum coated stainless steel
- Investment in 30ton ESR* (POSCO SS)
  - Period: Oct.'07 ~ Oct.'08
  - Capacity: Forging roll 3.5Kt/yr
  - Benefit: meet high roll demand for plate/forged product
  - * ESR (Electro Slag Re-melting): refining facility



Solar Energy Equipment



Fuel-cell Energy Equipment

E&C (POSCO E&C)

- International terminal, Cai Mep, Vietnam
  - Detail: 80Kt x 2ships
    48ha container yard formation
  - Period: Apr.'08 ~ Mar.'11 (Order amt 60.5bn won)
- Order received to build LNG Plant
  - Overview: 1,000 MW (POSCO POWER)
  - Period: Nov.'08~Dec.'10 (Order amt. 690bn won)
- Multi purpose complex in Song-do City
  - Overview: 33~45fl/B4 (3buildings)
  - Period: Apr.'08 ~ Aug.'11 (Order amt 237bn won)



Song-do multi complex

Key Management Activities (Subsidiaries)

GLOBAL POSCO WAY

Energy (POSCO POWER)

- Power plant expansion plan
  - Complete land formation (Apr)
  - Env't assessment (Mar), received approval (May)
  - Contract on supply of major equipment (May)
    ☛ Construct 2,000MW power plant by 2015
- Fuel-cell business accelerate
  - Signed MOU to build stacking plant (Apr)
  - Received total 10 orders, 30MW (123.6bn, cumulative)
  - Complete 50MW/yr capacity plant (Sept)
    ☛ Construct 100MW/yr generating plant by 2010

IT (POSDADA)

- Accelerate global WiBro business
  - Supply equip: Super-iMax (Uzbekistan, Jun)
  - Int'l certification(Apr.), develop equip.(May)
- Expand IT service business
  - China: U-City (Yangi City) & IT government Biz (May)
  - DSC's optical communication (Apr)
    HanaroTel integration center outsourced (Jan)
- ETC system & equipment business
  - Introduce new ETC equipment (Mar)
  - ETC system in Busan~Ulsan highway (Jun)
    Seoul Outer Ringway (May)



Landscape of Fuel-cell Energy Plant (Pohang)



WiBro Equip.(RAS6000)



ETC Equip (POE-1100)

Demonstrate Corporate Citizenship

GLOBAL POSCO WAY

- **Best Corporate Governance Award (Jun.'08)** (Corporate Governance Improvement Center)
  - Top scores on corporate transparency, shareholder right protection, board of directors & audit committee management, profit sharing

- **Most Admired Entrepreneur (Apr.'08)** (KMPC, Seoul Economy Newspaper)
  - Demonstrate social responsibility with sustainable growth and profit making, innovative FINEX technology & global network

- **Best Social Contribution Award (May '08)** (P&P Research Group)
  - 1st rank in social contribution among top 30 companies' preference survey, high ranks on growth potential, credibility, working environment, etc.

- **3 Most Respected Companies in Korea (Apr.'08)** (Asia Wall Street Journal)
  - 1st in 'corporate reputation': represents excellent social standing & popularity, high ranks on all sectors including long-term vision, sound financials, etc.

GLOBAL POSCO WAY

1. 2Q '08 Operating Performance
2. Activity & Accomplishment
3. **Steel Industry Environment**
4. 2008 Business Plan

Global Steel Market Trend

GLOBAL POSCO WAY

❑ Price remain strong due to raw material price hike & supply/demand imbalance

Regional HRC Spot Price

(U$/T)

Soft market as import & inventory increase followed by huge hike in 2Q
Midwest: 584(Jun.'07) → 584(Sep) → 634(Dec) → 882(Mar.'08) → 1,190(Jun/ -11 from May)

Stays strong as local mills raise prices & imports volume declines
EU avg: 666(Jun.'07) → 699(Sep) → 721(Dec) → 1,076(Mar.'08) → 1,228(Jun)

Remains high due to raw material price hike & strong demand industry
Guangzhou: 466(Jun.'07) → 512(Sep) → 585(Dec) → 677(Mar.'08) → 767(Jun)

Price rising as local mills raise prices & import offer price soars
Seoul-Incheon: 645(Jun.'07)→ 646(Sep)→ 659(Dec) → 715(Mar.'08) → 808(Jun)

Constantly increasing due to tight supply/demand with strong demand industry
Tokyo: 600(Jun.'07) → 617(Sep) → 643(Dec) → 861(Mar.'08) → 1,026(Jun)

ASEAN

Prices rise due to tight supply/demand caused by supply shortage
Thailand: 607(Jun.'07) → 585(Sep) → 680(Dec) → 918(Mar.'08) → 1,171(Jun)

China Steel Industry Trend

GLOBAL POSCO WAY

❑ Remains strong due to raw material price hike & strong demand industry

- **Demand industry (auto, ship, appliance, etc.) continue to thrive**
  - Auto +17.1%, Shipbuilding +47.6%, appliance +12.7% (Jan ~ May, cumulative/YoY)
- **Strong global demand & widen price gap result in +17% export in May from April**
  - '08 export -30% (Jan ~ May, cumulative/YoY)

HR Price Trend in China (U$/ton)



(U$)
800
700
600
500
400
473
476
497
469
512
554
602
658
677
712
752
767
Spot
Baoshan($814/Aug)
Wuhan($804/Aug)
Anshan($779/Jul)
1.5
1.8
1.7
1.5
1.5
1.6
1.5
1.5
1.4
1.4
1.3
1.4
1.8
2.2
2.0
1.9
1.9
1.8
Inventory
(in million tons)
'07.1
2
3
4
5
6
7
8
9
10
11
12
'08.1
2
3
4
5
6
7
◆ Spot Price : Guangzhou HR 3.0mm
* Inventory : HR in major 22 cities

Global Steel Market Outlook

GLOBAL POSCO WAY

❑ Demand growth continues mainly from emerging markets

- Developed countries may show slowdown due to oil price hike & stagflation concerns

'08 1H

- Strong steel price globally
  - Steel price high due to raw mat'l price hike (Iron ore +85%, Coke more than +214%)
  - Emerging market (China, etc.) demand growths continued

'08 2H

- Demand from emerging mkt. continues despite stagflation anxiety in developed countries
  - Energy related projects to thrive, high oil price catalyze more steel demand (ships, etc.)
- Price correction expected, but remains high
  - Strong Asian market / stable market in US,EU

Global Steel Demand Outlook (Nominal)



(in million tons)
1,500
1,000
500
0
1,029
702
327
'05
1,121
(+8.9%)
764
357
(+9.28%)
'06
1,202
(+7.2%)
794
408
(+14.3%)
'07
1,282
(+6.7%)
827
China
455
(+11.5%)
'08

* IISI (Apr.'08)

Global Steel Production



(in million tons)
1,500
1,000
500
0
1,140
787
353
'05
1,250
(+9.6%)
827
423
(+19.8%)
'06
1,344
(+7.5%)
855
489
(+15.6%)
'07
1,389
(+3.4%)
879
China
510
(+4.2%)
'08

* '05～'07 (IISI), '08 Forecast (WSD,Mar.'08)

Production & import grow due to increasing demand from demand industry

Domestic Steel Supply & Demand

(in thousand tons)

	'07		'08		YoY
	1H		1H		
Consumption	27,803	55,108	31,091	59,862	8.6%
Production	30,893	61,617	32,999	65,170	5.8%
Import	6,546	12,628	8,417	15,116	19.7%
Export	9,637	19,137	10,325	20,423	6.7%

* POSRI (Jul.'08), Estimate on 1H '08

Forecast on Demand Industry



2% rate of growth with slowdown in domestic demand & exports
- Production (in thousand units)
  4,086('07) → 4,172('08)



Expect slight decrease due to overseas production, despite growing domestic demand
- Production (in thousands/major 5 products)
  20,931('07) → 20,084('08)



Constant growth due to better technology, productivity & expanded capacity
- Shipbuilding (thousand GT)
  18,959('07) → 21,229('08)



Recovery expected in 2nd half led by public & civil-engineering sectors
- Investment forecast (in trillion KRW)
  119('07) → 122('08)

Stainless Steel Market

Recent Market Trend

- Asia
  - Domestic: recovery delays, despite low inventory
  - China: controlled supply with production cut, yet visible turnaround delays & weak market continues
    ☞ Expect to recover after Sept. due to low inventory
- Europe
  - Demand slows as moving into vacation season
    ☞ Possible recovery after Sept. with low inventory

Nickel/Chrome Price Outlook

- Nickel
  - Weak due to slow STS mkt. recovery & high inventory
  - Low supply of Nickel pig-iron limits further price drop
- Chrome
  - Remain strong with supply shortage (production problem in S.Africa caused by insufficient electricity)

STS CR Price Trend


(U$/ton)
5,900
5,430
Germany
4,850
4,010
China
(Spot)
4,040
4,510
3,850
3,460
Jan.`07
May
Jan.`08
Jun

Global Ni,Cr Supply/Demand

(in thousand tons)

		2007	2008	2009	2010
Ni	Demand (a)	1,387	1,502	1,653	1,709
	Supply (b)	1,427	1,496	1,693	1,796
	(b) – (a)	40	-6	40	87
Cr	Demand (a)	7,615	8,949	9,310	9,704
	Supply (b)	7,751	8,001	8,833	9,556
	(b) – (a)	136	-948	-477	-148

* Brookhunt (Jun.'08), CRU (Jul.'08)

Raw Material

❑ Negotiation reaches final stage, supply/demand imbalance continues

Iron Ore

- Price negotiation in progress
  - Fine: 79.9% (Baoshan ↔ Rio Tinto)
  - Lump: 96.5% (Baoshan ↔ Rio Tinto)
  - Pellet : 86.7% (Italy's Ilva ↔ Vale)
- Tight supply/demand condition continues
  - China demand grow while poor infra. on supply side
  - Strong global spot price continues

Coal

- Price settled for most coal types (83% finished)
  - Hard coking coal: $285 ~ 300/ton
  - PCI: $240 ~ 248/ton
- Supply short due to infrastructure problem
  - Short supply due to flood in QLD, Australia, tight market as infra issue remains
  - China/South Africa restricts thermal coal exports

Iron Ore Supply/Demand

(in million tons)

	2008	2009	2010	2011	2012
Demand (a)	848	946	1,078	1,207	1,271
China	432	514	622	738	803
Supply (b)	858	959	1,078	1,229	1,295
(b) – (a)	10	13	0	22	24

* Macquarie Research (May'08)

Coal Supply/Demand

(in million tons)

	2008	2009	2010	2011	2012
Demand (a)	234	247	258	270	283
Supply (b)	221	244	261	274	295
(b) – (a)	-13	-3	2	4	12

* Macquarie Research (May'08)

1 2Q '08 Operating Performance

2 Activity & Accomplishment

3 Steel Industry Environment

4 2008 Business Plan

2008 Business Plan

(in million tons, tr KRW)

	2007		2008(f)		(%)	
	Consolidated	POSCO	Consolidated	POSCO	Consolidated	POSCO
Crude Steel Production	32.8	31.1	35.3	33.6	7.6%	8.0%
Sales Volume	32.2	29.6	34.8	32.0	8.1%	8.1%
Revenue	31.6	22.2	41.7	31.0	32.0%	39.6%
Operating Income	4.9	4.3	6.7	5.7	36.7%	32.6%
Investment	4.5	3.8	8.2	6.6	82.2%	73.7%

The data above represents company's internal objects,
thus should not be used as a basis for investment decisions

2Q 2008 Performance

July 11, 2008

GLOBAL POSCO WAY